UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-4448

BAXTER INTERNATIONAL INC.

(Exact name of registrant as specified in its charter)

One Baxter Parkway

Deerfield, IL 60015

(224) 948-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in

Baxter International Inc. and Subsidiaries U.S. Retirement Savings Plan

(f/k/a Baxter International Inc. and Subsidiaries Incentive Investment Plan) and

Baxter Healthcare of Puerto Rico Retirement Savings Plan

(f/k/a Baxter Healthcare of Puerto Rico Savings and Investment Plan)

(Title of each class of securities covered by this Form)

Baxter International Inc. Common Stock, $1.00 par value per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.*

*

The Registrant stopped accepting investments in the Registrant’s stock fund under the Baxter International Inc. and Subsidiaries U.S. Retirement Savings Plan (f/k/a Baxter International Inc. and Subsidiaries Incentive Investment Plan) (the “U.S. Retirement Plan”) and the Baxter Healthcare of Puerto Rico Retirement Savings Plan (f/k/a Baxter Healthcare of Puerto Rico Savings and Investment Plan) (the “PR Retirement Plan” and together with the U.S. Retirement Plan, the “Plans”) as of September 27, 2019. Effective October 1, 2020, all shares of the Registrant’s Common Stock, $1.00 par value per share and other Plan interests, held in such fund under the Plans were reinvested as investments in a non-Registrant investment vehicle. Accordingly, the Registrant is no longer issuing securities under the Plans and no further investments in the Registrant’s securities may be made under the Plans. On January 15, 2021, the Registrant filed post-effective amendments on Form S-8 with the Securities and Exchange Commission to deregister all of the previously registered shares of the Registrant’s Common Stock or other Plan interests that remained unissued and unsold under the Plans. Therefore, interests in the Plans no longer require registration under the Securities Exchange Act of 1934, as amended. This Form 15 has been filed to suspend the duty of the Plans to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plans have caused this certification/notice to be signed on their behalf by the undersigned, thereunto duly authorized person.

Date: January 15, 2021	Baxter International Inc. and Subsidiaries U.S. Retirement Savings Plan

	By:	/s/ Sven Skillrud
Sven Skillrud
Vice President, Total Rewards & HR Operations

Date: January 15, 2021	Baxter Healthcare of Puerto Rico Retirement Savings Plan

	By:	/s/ Sven Skillrud
Sven Skillrud
Vice President, Total Rewards & HR Operations